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Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Tender Offer (as defined below) is made solely by the Offer to Purchase, dated August 14, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of Savient Pharmaceuticals, Inc. by Citigroup Global Markets Inc., the Dealer Manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash
Up to 10,000,000 Shares of its Common Stock
(including the Associated Preferred Share Purchase Rights)
at a Purchase Price of Not Greater Than $6.80 nor Less Than $5.80 Per Share

Savient Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 10,000,000 shares of its common stock, par value $0.01 per share (the “common stock”), including the associated preferred share purchase rights (the “rights”) issued under the Rights Agreement dated as of October 7, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, at a price not greater than $6.80 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 14, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the rights, and unless the rights are redeemed prior to the expiration of the Tender Offer, a tender of the shares will constitute a tender of the rights.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON SEPTEMBER 12, 2006, UNLESS THE TENDER OFFER IS EXTENDED

The Tender Offer is not conditioned upon any minimum number of shares being tendered. The Company’s obligation to accept, and pay for, shares validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the conditions described in Section 7 of the Offer to Purchase.

The Company’s Board of Directors has approved the Tender Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager, the Depositary nor the Information Agent are making any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must decide as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, and should consult their own tax and investment advisors.

The Company’s directors and executive officers have each advised the Company that they do not intend to tender any of their shares in the Tender Offer.

As of August 9, 2006, there were approximately 61,870,000 shares of the Company’s common stock issued and outstanding. The 10,000,000 shares that the Company is offering to purchase represent

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approximately 16.2% of the Company’s issued and outstanding common stock as of August 9, 2006. The shares are listed and traded on The NASDAQ Global Market (“NASDAQ”) under the symbol “SVNT”. On August 11, 2006, the last full trading day before the Company commenced the Tender Offer, the closing price of the shares as reported on NASDAQ was $5.59 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether and at what price or prices to tender their shares.

The purpose of the Tender Offer is to repurchase a portion of the Company’s outstanding shares. The Company believes that the “modified Dutch Auction” tender offer described herein represents a mechanism to provide all of the Company’s stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Tender Offer also provides stockholders (particularly those who, because of the size of their holdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if the Company completes the Tender Offer, stockholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. As a result, the Company’s Board of Directors believes that investing in the Company’s own shares in this manner is an attractive use of capital and an efficient means to provide value to the Company’s stockholders.

The Tender Offer also provides the Company’s stockholders with an efficient way to sell their shares without incurring brokers’ fees or commissions. Where shares are tendered by the registered owner of those shares directly to the Depositary, the sale of those shares in the Tender Offer will permit the seller to avoid the usual transaction costs associated with open market sales. Furthermore, Odd Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Tender Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not in excess of $6.80 nor less than $5.80 per share, at which they are willing to sell their shares to the Company in the Tender Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, can elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Tender Offer, which could result in the tendering stockholder receiving the minimum price of $5.80 per share. Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

The Company is offering to purchase up to 10,000,000 shares in the Tender Offer. On the terms and subject to the conditions of the Tender Offer, the Company will determine a single per share price, not greater than $6.80 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. After the Expiration Time, the Company will look at the prices chosen by stockholders for all of the shares properly tendered and not properly withdrawn. The Company will then select the lowest purchase price (in multiples of $0.10) within the price range specified above that will allow the Company to buy 10,000,000 shares, subject to its right to increase the total number of shares purchased to the extent permitted by applicable law. If fewer shares are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the shares that are properly tendered and not properly withdrawn. All shares the Company acquires in the Tender Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. The Company will purchase only shares properly tendered at prices at or below the purchase price the Company determines. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered, even if stockholders tendered at or below the purchase price, if more than the number of shares the Company seeks are properly tendered and not properly withdrawn. The Company will return shares tendered at prices in excess of the purchase price that the Company determines and shares that the Company does not purchase because of “odd lot” priority, proration and conditional tender provisions to the tendering stockholders at the Company’s expense promptly after the Expiration Time. Subject to applicable law, the Company reserves the right to accept for payment,

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according to the terms and conditions of the Tender Offer, up to an additional 2% of the Company’s outstanding shares (or approximately 1,200,000 shares).

The term “Expiration Time” means 9:00 a.m., New York City time, on September 12, 2006, unless the Company, in its sole discretion, shall have extended the period of time during which the Tender Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Tender Offer, as so extended by the Company, shall expire.

For purposes of the Tender Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Tender Offer, shares that are properly tendered at or below the purchase price determined by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the shares for payment pursuant to the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, the Company will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Tender Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase); and any other required documents.

If more than 10,000,000 shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price the Company determines and not properly withdrawn prior to the Expiration Time, the Company will purchase shares as follows: first, all “odd lots” of less than 100 shares from holders who properly tender all of their shares at or below the purchase price determined in the Tender Offer and do not properly withdraw them before the Expiration Time; second, from all other stockholders who properly tender shares at or below the purchase price determined in the Tender Offer and who do not properly withdraw them before the Expiration Time, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not initially satisfied); and third, only if necessary to permit the Company to purchase 10,000,000 shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law), from holders who have tendered shares at or below the purchase price determined in the Tender Offer conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

The Company will return shares tendered at prices in excess of the purchase price that the Company determines and shares that the Company does not purchase because of the “odd lot” priority, proration or conditional tender provisions to the tendering stockholders at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

Tenders of shares are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless such shares have been accepted for payment as provided in the Tender Offer, stockholders may also withdraw their previously tendered shares at any time after October 10, 2006. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses as set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown

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on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form, validity and eligibility, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, a U.S. stockholder will be subject to United States federal income taxation when the stockholder receives cash from the Company in exchange for shares the stockholder tenders in the Tender Offer. Depending on the stockholder’s particular circumstances, the stockholder will be treated as either (1) recognizing capital gain or loss from the disposition of shares or (2) receiving a dividend distribution from the Company. A foreign stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Tender Offer. A foreign stockholder may also be subject to tax in other jurisdictions on the disposal of shares. The Company recommends that stockholders consult with their tax advisors with respect to their particular situations.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Tender Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent, or to Citigroup Global Markets Inc., the Dealer Manager, at their respective addresses and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

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The Information Agent for the Tender Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
CALL TOLL-FREE (800) 322-2885

The Dealer Manager for the Tender Offer is:

Citigroup Global Markets Inc. Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, New York 10013 (877) 531-8365 (toll free) (212) 723-7236 (collect)

August 14, 2006